                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                           SmarTalk TeleServices, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   83169 A 100
                                 (Cusip Number)

   (Date of Event Which Requires Filing of this Statement: December 31, 1998)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 83169 A 100                 13G                      Page 2 of 7 Pages
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         (1)      NAME OF REPORTING  PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                  Fletcher Asset Management, Inc.
--------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------
NUMBER OF           (5)  SOLE VOTING POWER
SHARES                   2,691,719
BENEFICIALLY             -------------------------------------------------------
OWNED BY            (6)  SHARED VOTING POWER
EACH                     0
REPORTING                -------------------------------------------------------
PERSON WITH:        (7)  SOLE DISPOSITIVE POWER
                         2,691,719
                         -------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                           2,691,719
--------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                           9.74%
--------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **
                           CO
--------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 83169 A 100                 13G                      Page 3 of 7 Pages
--------------------------------------------------------------------------------
         (1)      NAME OF REPORTING  PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                  Alphonse Fletcher, Jr.
--------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------
NUMBER OF           (5)  SOLE VOTING POWER
SHARES                   0
BENEFICIALLY             -------------------------------------------------------
OWNED BY            (6)  SHARED VOTING POWER
EACH                     0
REPORTING                -------------------------------------------------------
PERSON WITH:        (7)  SOLE DISPOSITIVE POWER
                         0
                         -------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                           2,691,719
--------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
--------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                           9.74%
--------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **
                           IN
--------------------------------------------------------------------------
                           ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:
                  SmarTalk TeleServices, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  5800 Tuttle Crossing Blvd., Dublin, Ohio 43016-3566

ITEM 2(a).        NAMES OF PERSONS FILING:
                  Fletcher Asset Management, Inc. ("FAM") and Alphonse Fletcher, Jr.

ITEM 2(b).        ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                  22 East 67th Street, New York, New York  10021

ITEM 2(c).        CITIZENSHIP:
                  FAM is a corporation organized under the laws of the State of Delaware.
                  Alphonse Fletcher, Jr. is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $0.01

ITEM 2(e).        CUSIP NUMBER: 83169 A 100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Act
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
                  (d) [ ] Investment Company registered under Section 8 of the
                          Investment Company Act
                  (e) [x] Investment Adviser registered under Section 203
                          of the Investment Advisers Act of 1940
                  (f) [ ] Employee Benefit Plan or Endowment Fund; see Rule
                          13d-1(b)(1)(ii)(F)
                  (g) [x] Parent Holding Company or control person, in
                          accordance with Rule 13d-1(b)(1)(ii)(G)
                  (h) [ ] Savings Association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act
                  (i) [ ] Church Plan that is excluded from the definition
                          of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                               Page 4 of 7 Pages
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ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned: 2,691,719

                  (b)      Percent of class:

                  9.74% (based on the 28,547,274 shares of Common Stock (the "Common Stock") of SmarTalk TeleServices, Inc. (the "Company") reported to be outstanding as of November 9, 1998 as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Company for the quarter ended September 30, 1998 and the shares of Common Stock underlying investment rights held by one of the Discretionary Accounts (as defined below) that are convertible within 60 days of December 31, 1998.)

                  (c)      Number of shares as to which FAM has:

                           (i)      sole power to vote or to direct the vote:
                                    2,691,719
                           (ii)     shared power to vote or to direct the vote:
                                    0
                           (iii) sole power to dispose or to direct the disposition of:
                                    2,691,719
                           (iv) shared power to dispose or to direct the disposition of:
                                    0

                  The amount of Common Stock reported to be beneficially owned includes 939,895 shares of Common Stock issuable upon the exercise of certain investment rights (the "Investment Rights") pursuant to a Subscription Agreement, dated July 8, 1998, by and between the Company and FAM, as amended by a Subscription Agreement Amendment dated August 28, 1998 (the "Subscription Agreement"). The Investment Rights are exercisable within 60 days of December 31, 1998. The holdings reported reflect the amount of Common Stock that would have been held had the Investment Rights been exercised on December 31, 1998.1
---------------

1 Upon the consummation of a proposed sale of substantially all the assets of the Company expected to be effected through bankruptcy proceedings initiated by the Company, FAM believes that it will no longer have the right to acquire Common Stock of the Company through the exercise of its Investment Rights, but, instead, the Company will cause FAM to receive certain value from the purchaser of the Company's assets, as provided in the Subscription Agreement. Notwithstanding the foregoing, (a) nothing contained herein shall be construed to be an admission of FAM regarding any of its rights or remedies under the Subscription Agreement, (b) FAM hereby expressly reserves all of such rights and remedies under the Subscription Agreement and (c) the rights and obligations of FAM and the Com pany, respectively, will be determined by a court of competent jurisdiction, including, but not limited to, the bankruptcy court.

                               Page 5 of 7 Pages
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     The 2,691,719 shares of Common Stock of the Company reported include outstanding shares and shares underlying investment rights held in a discretionary accounts managed by FAM (the "Discretionary Accounts"), for Fletcher International Limited and Fletcher International Partners, a general partnership. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Discretionary Account. By virtue of Mr. Fletcher's position as President of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  This Schedule l3G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 2,691,719 shares of Common Stock held at December 31, 1998 in the Discretionary Account managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Discretionary Account. The Discretionary Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  Not applicable.

                               Page 6 of 7 Pages

ITEM 10.       CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

          By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                                        February 16, 1999


                                        Fletcher Asset Management, Inc.



                                        /s/ ALPHONSE FLETCHER, JR.
                                        ----------------------------------------
                                        Alphonse Fletcher, Jr., President



                                        /s/ ALPHONSE FLETCHER, JR.
                                        ----------------------------------------
                                        Alphonse Fletcher, Jr.


                               Page 7 of 7 Pages